Shareholders for a Better Bank
8500 Station Street
Suite 113
Mentor, Ohio 44060
April 4, 2008
Via Fax & EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 24, 2008 by Shareholders for a Better Bank SEC File No. 000-13203
Dear Mr. Duchovny,
Pursuant to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Christopher J. Hubbert dated March 28, 2008, please find below the acknowledgment of Richard M. Osborne and Steven A. Calabrese (collectively, the “Filing Persons”).
The Filing Persons acknowledge that:
•	They are responsible for the adequacy and accuracy of the disclosure in their filing with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

cc: Christopher J. Hubbert

April 4, 2008
Via Email And Edgar
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 24, 2008 by Shareholders for a Better Bank SEC File No. 000-13203
Dear Mr. Duchovny,
Our responses to the comments contained in your letter of March 28, 2008 to the preliminary proxy statement filed by Shareholders for a Better Bank (the committee, or SBB) follow. For your convenience, we have repeated your comments before our responses.
Preliminary Schedule 14A
1.	Please fill in the blanks in your document.
Now that LNB has filed its proxy, we have completed blank items to the extent possible. However, certain items, such as shares outstanding as of the record date (April 11), remain open.
Cover Page
2.	Please revise the cover page of your proxy statement and the form of consent to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
We have added the requested language.
The Special Meeting, page 3
3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a
V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com

supplemental basis. Please provide support for the following:
•	Your belief that “LNB’s refusal to recognize [your] proposals created an atmosphere of confusion among” the company’s security holders; and
•	Your statement that the company’s board and management “are more entrenched than ever.”
Richard M. Osborne and Steven A. Calabrese feel that it was clearly confusing for shareholders to receive two proxies, one soliciting votes on the SBB’s blue proxy card and LNB’s proxy stating that the blue cards would be ignored. Shareholders who wished to support SBB were forced to either vote on the blue card for the proposal presented by the committee and risk their vote not being counted by LNB, or vote for the proposals included in LNB’s proxy with a higher vote burden. LNB did eventually count at least some of the votes on the committee’s cards, but how would shareholders have known that would be the outcome? And would LNB have respected votes on SBB’s cards if the tally had been different? Messrs. Osborne and Calabrese feel this situation was inherently confusing for shareholders.
     In response to your second bullet point, we have modified the sentence to address your concerns.
4.	You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your assertion that “LNB attempted to disenfranchise its shareholders and further entrench its board of directors.”
The sole purpose of a classified board is to make it more difficult to remove a majority of the directors — by its very nature a classified board serves to entrench current management. Messrs. Osborne and Calabrese asked management to voluntarily support their proposal to de-classify the board, and management refused. Instead, the directors fought to avoid holding the special meeting at all and then, when forced to hold the meeting, sought to disallow SBB’s proposals, claiming votes on the committee’s proxy card would not be counted. Messrs. Osborne and Calabrese believe these actions amount to an effort by management to preserve the classified board (entrenchment) and to keep shareholders from voting on SBB’s proposal and to disallow any votes cast in their favor (disenfranchisement). Although this language is identical to language in our proxy statement for the special meeting and Messrs. Osborne and Calabrese believe this is self evident, we have added language to clarify that this is their opinion.
Our Action Plan, page 7
5.	Please revise the last four sentences of the first paragraph in this section to address the current meeting, not the recent special meeting, and the fact that the company has made no statements yet with respect to your current solicitation.
We have revised our language to address comments made by LNB in its preliminary proxy statement for the annual meeting filed with the SEC on March 28, 2008. We note that LNB states in its preliminary proxy statement on page 6 that the election of our nominees “would disrupt LNB’s long-term strategic plan and adversely impact the value of your investment.” It is unclear what the factual and reasonable basis of that statement would be.
Proposal One, page 11
6.	Please tell us whether you have complied with all applicable requirements to present this proposal, and proposals Three and Four, at the annual meeting.
We believe we have complied with all applicable requirements to present SBB’s proposals to LNB’s shareholders, other than actually making the proposals from the floor at the annual meeting, and have confirmed with LNB’s counsel that nothing further is required.
7.	Please provide supplemental support for your disclosure of the ISS recommendations made on March 7, 2008.

Attached as Exhibit 7 is the ISS Governance Services US Proxy Advisory Services report dated March 7, 2008 with respect to the special meeting. The language that we refer to is on page 7 of that report.
Annex B
8.	We note you refer security holders to information that you are required to provide (in this and other sections of your proxy statement) and will be contained in the company’s proxy statement for the special meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.
We have updated the disclosure in Annex B based upon the information in LNB’s preliminary proxy statement filed on March 28, 2008.
Closing Comments
Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.
We have filed amendment number one to the preliminary proxy statement marked to show the revisions described in this letter. A copy of the proxy statement is also attached for your convenience.
     Please let me know if we can provide you with any further information regarding this matter or if you have further comments. You can reach me at 216-736-7215. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.

Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc: Richard M. Osborne Steven A. Calabrese

Exhibit 7

ISS Governance Services US Proxy Advisory Services Publication Date : March 7, 2008
Company Info

Ticker	LNBB
Meeting	Proxy Contest
March 18, 2008
Record Date	February 15, 2008
Incorporated	Ohio
Bank holding company (GICS:40101015 )
Shareholder Returns

	1 yr%	3 yr%	5 yr%
Company	-4.26	-6.07	-0.31
Russell 3000	3.30	6.98	11.65
GICS peers	-2.82	11.02	18.69
Annualized shareholder returns. Peer group is based on companies inside the same “Global Industry Classification Standard” code
CGQ Rating

Index Score	72.9
Industry Score	52.8
LNBB outperformed 72.9% of the companies in the CGQ Universe and 52.8% of the companies in the Banks group.
ISS calculate governance rankings for more than 8,000 companies worldwide based on up to 63 corporate governance variables.
Report Contents

Proposals and recommendations
Performance Summary
Equity Capital
Audit Summary
Director Profiles
Proposals
LNB Bancorp, Inc.
Recommendations — US Standard Policy

Item	Code*	Proposal	Mgt. Rec.	ISS Rec.

Management Proxy (Gold Card)
1	S0201	Declassify the Board of Directors	AGAINST	FOR
2	S0222	Fix Number of Directors	AGAINST	AGAINST	☑
3.1	S0214	Remove Existing Director Terry D. Goode	AGAINST	AGAINST	☑
3.2	S0214	Remove Existing Director James R. Herrick	AGAINST	AGAINST	☑
3.3	S0214	Remove Existing Director Kevin C. Martin	AGAINST	AGAINST	☑
3.4	S0214	Remove Existing Director Benjamin G. Norton	AGAINST	AGAINST	☑
3.5	S0214	Remove Existing Director John W. Schaeffer	AGAINST	AGAINST	☑
3.6	S0214	Remove Existing Director Robert M. Campana	AGAINST	AGAINST	☑
3.7	S0214	Remove Existing Director James F. Kidd	AGAINST	AGAINST	☑
3.8	S0214	Remove Existing Director Daniel E. Klimas	AGAINST	AGAINST	☑
3.9	S0214	Remove Existing Director Jeffrey F. Riddell	AGAINST	AGAINST	☑
3.10	S0214	Remove Existing Director Donald F. Zwilling	AGAINST	AGAINST	☑
3.11	S0214	Remove Any Other Person Elected or Appointed to the Board of Directors of LNB since February 5, 2008 to fill Any Vacancy or Any Newly-created Directorship	AGAINST	AGAINST	☑
4.1	S0299	Elect Director Richard M. Osborne	WITHHOLD	WITHHOLD	☑
4.2	S0299	Elect Director Daniel G. Merkel	WITHHOLD	WITHHOLD	☑
4.3	S0299	Elect Director Thomas J. Smith	WITHHOLD	WITHHOLD	☑
5	M0617	Adjourn Meeting	AGAINST	AGAINST	☑
6	M0617	To Oppose any Proposal by LNB to Adjourn or Postpone the Special Meeting, if necessary, for the Purpose of Soliciting Additional Proxies in the Event that there are not Sufficient Votes at the time of the Special Meeting to Defeat AMG’s proposals	AGAINST	AGAINST	☑

			Diss. Rec.	ISS Rec.

Dissident Proxy (Blue Card)
1	S0201	Declassify the Board of Directors	FOR	Do Not Vote
2	S0222	Fix Number of Directors	FOR	Do Not Vote
3	S0234	Amend Articles/Bylaws/Charter — Removal of Directors	FOR	Do Not Vote
4.1	S0214	Remove Existing Director Terry D. Goode	FOR	Do Not Vote
4.2	S0214	Remove Existing Director James R. Herrick	FOR	Do Not Vote
4.3	S0214	Remove Existing Director Kevin C. Martin	FOR	Do Not Vote
4.4	S0214	Remove Existing Director Benjamin G. Norton	FOR	Do Not Vote
4.5	S0214	Remove Existing Director John W. Schaeffer	FOR	Do Not Vote

			Diss. Rec.	ISS Rec.
4.6	S0214	Remove Existing Director Robert M. Campana	FOR	Do Not Vote
4.7	S0214	Remove Existing Director James F. Kidd	FOR	Do Not Vote
4.8	S0214	Remove Existing Director Daniel E. Klimas	FOR	Do Not Vote
4.9	S0214	Remove Existing Director Jeffrey F. Riddell	FOR	Do Not Vote
4.10	S0214	Remove Existing Director Donald F. Zwilling	FOR	Do Not Vote
4.11	S0214	Remove Any Other Person Elected or Appointed to the Board of LNB since February 5, 2008 to fill Any Vacancy or Any Newly-created Directorship	FOR	Do Not Vote
5	S0299	Elect Directors: Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith	FOR	Do Not Vote
6	M0617	Adjourn Meeting	FOR	Do Not Vote
7	M0617	To Oppose any Proposal by LNB to Adjourn or Postpone the Special Meeting, if necessary, for the Purpose of Soliciting Additional Proxies in the Event that there are not Sufficient Votes at the time of the Special Meeting to Defeat AMG?s proposals	FOR	Do Not Vote

*S	indicates shareholder proposal
Vote recommendations with a checkbox have governance issues that clients may wish to examine more closely.
This issuer may have purchased self-assessment tools and publications from ISS Corporate Services, Inc. (“ICS”), a wholly-owned subsidiary of Institutional Shareholder Services Inc. (“ISS”), or ICS may have provided advisory or analytical services to the issuer in connection with the proxies described in this report. No employee of ICS played a role in the preparation of this report. If you are an ISS institutional client, you may inquire about any issuer’s use of products and services from ICS, by emailing disclosure@issproxy.com. If you have questions about this analysis call: 301-556-0576 or email to USResearch@riskmetrics.com

Corporate Governance Profile
Governance Provisions:
•	The board of directors is classified

•	Shareholders do not have cumulative voting rights in director elections

•	The company has a poison pill in place

•	A supermajority vote of shareholders is required to amend certain provisions of the charter or bylaws

•	A supermajority vote of shareholders is required to approve certain types of mergers or business combinations

•	Shareholders can only act by written consent if such consent is unanimous

•	Shareholders may call special meetings

•	The board may amend the bylaws without shareholder approval

•	There is not a dual class capital structure in place

•	There is no disclosure of stock ownership guidelines for executives

•	There is no disclosure of stock ownership guidelines for outside directors
Non-Shareholder Approved Incentive Plans:
•	All stock-based incentive plans have been approved by shareholders
State Statutes:
•	The company is incorporated in a state with anti-takeover provisions

•	The company is subject to a control share acquisition statute

•	The company is incorporated in a state without a cash out statute

•	The company is subject to a freezeout provision

•	The company is subject to a fair price provision

•	The company is subject to a stakeholder law and the number of independent outside directors is greater than or equal to 75%

•	The company is incorporated in a state that endorses poison pills
ISS Corporate Governance Rating

Governance Factor	Positive	Negative
The audit committee is comprised solely of independent outside directors	x
The average annual burn rate over the past three fiscal years is 2% or less, or is within one standard deviation of the industry mean	x
There is not a dual class capital structure in place	x
A board approved CEO succession plan is in place	x
There is no disclosure of stock ownership guidelines for outside directors		x
There is no disclosure of stock ownership guidelines for executives		x
There is no disclosure of the number of meetings of the committee that oversees governance issues		x
The company does not have governance guidelines that have been publicly disclosed		x

Performance Summary

	1 year	3 year	5 year
Annualized Shareholder Returns — Company	-4.26%	-6.07%	-0.31%
Annualized Shareholder Returns — Russell 3000 Index	3.30%	6.98%	11.65%
Annualized Shareholder Returns — Company GICS peer group	-2.82%	11.02%	18.69%
Equity Capital

Type	Votes per share	Issued
Common Stock	1.00	7,295,633

Ownership — Common Stock	Number of Shares	Percent of Class
AMG Investments LLC	510,000	6.99
Lorain National Bank	506,211	6.94
Sky Financial Group, Inc.	310,079	4.25
The Banc Funds Co. LLC	290,500	3.98
Dimensional Fund Advisors, Inc.	175,815	2.41
NORTON BENJAMIN G	153,398	2.10
I. G. Investment Management Ltd.	142,000	1.95
RIDDELL JEFFREY F	127,474	1.75
Investors Mergers & Acquisitions Fund	125,600	1.72
ERBAUGH J MARTIN	103,049	1.41
KIDD JAMES F	80,530	1.10
GOODE TERRY D	67,500	0.93
Victory Capital Management, Inc.	68,094	0.93
DOUGHERTY WILLIAM A	61,000	0.84
Vanguard Group, Inc.	57,792	0.79
Vanguard Total Stock Market Index Fund	55,948	0.77
Tontine Partners	33,700	0.46
BATISTA DANIEL P	32,639	0.45
DFA Tax-Managed US Small Cap Value Portfolio	28,794	0.40
Barclays Global Investors NA (CA)	20,912	0.29
Source: © 2007 Factset Research Systems, Inc. All Rights Reserved.
As of: 02/15/2008
Audit Summary

Accountants	Plante & Moran
Auditor Tenure	2
Audit Fees	The proxy statement does not include information regarding the breakdown of fees paid to the auditor in the last fiscal year.

*	Note: Only includes tax compliance/tax return preparation fees. If the proxy disclosure does not indicate the nature of the tax services, those fees will appear in the “other” column.

Board Profile

Committee
(C = chair,
Nominees	Classification	F= financial
expert)

				Term						Outside	Outside
Name	Company	ISS	Affiliation	Ends	Tenure	Age	Audit	Comp	Nom	Boards	CEO

Continuing Directors

				Term						Outside	Outside
Name	Company	ISS	Affiliation	Ends	Tenure	Age	Audit	Comp	Nom	Boards	CEO
Daniel P. Batista	Independent	Independent		2010	25	73				0
		Outsider
Robert M. Campana	Independent	Independent		2010	11	48		C		0
		Outsider
J. Martin Erbaugh	Independent	Independent		2009	1	59				0
		Outsider
Terry D. Goode	Independent	Independent		2008	11	53			M	0
		Outsider
James R. Herrick	Independent	Independent	Chair	2008	9	56	M	M		0
		Outsider
Lee C. Howley	Independent	Independent		2009	7	60	C F			0
		Outsider
	Not	Affiliated	Former	2010	19	68				0
James F. Kidd[1]	Independent	Outsider	Executive
Daniel E. Klimas	Not	Insider	CEO	2009	3	49				0
	Independent
Kevin C. Martin	Independent	Independent		2008	3	51	M	M		0
		Outsider
Benjamin G. Norton	Independent	Independent		2008	25	68		M	M	0
		Outsider
Jeffrey F. Riddell	Independent	Independent		2009	13	56			C	0
		Outsider
John W. Schaeffer	Independent	Independent		2009	9	62			M	0
		Outsider
Donald F. Zwilling	Independent	Independent		2010	3	62	M	M		0
		Outsider
Dissident Nominees

				Term						Outside	Outside
Name	Company	ISS	Affiliation	Ends	Tenure	Age	Audit	Comp	Nom	Boards	CEO
Daniel G. Merkel	Independent	Independent		2009	0	64				0
		Outsider
Richard M. Osborne	Independent	Independent		2009	0	62				2	Y
		Outsider
Thomas J. Smith	Independent	Independent		2009	0	63				1
		Outsider
Notes

1.	James F. Kidd, vice chairman of the board, served as president and CEO of the company from December 2003 until February 2005. Source: LNB Bancorp, Inc. most recent Proxy Statement, under “Qualifications of the LNB Board of Directors” section.
Independence

	Number of		Number of	Percent
	Directors	Number of Insiders	Affiliated	Independent
Board	16	1	1	88%
Audit	4	0	0	100%
Compensation	5	0	0	100%
Nominating	4	0	0	100%
Vote Standard
The company has a plurality vote standard for the election of directors. The average tenure of directors is 9 and not N/A as reflected in the “Summary Information” table above.
Summary Information

Average age	60
Average tenure	N/A
Average outside boards per director	0.2
Percent of directors who have attended an ISS Accredited Program	0%

Percent of directors who are outside CEOs	6%
Directors with less than 75% attendance	None
Directors who do not own company stock	Daniel G. Merkel, Richard M. Osborne, Thomas J. Smith
All Curent Executive Officers and Directors Beneficial Ownership Percentage	9.00%

Proposals
Management Proxy (Gold Card)

Item 1: Declassify the Board of Directors	FOR
Dissident shareholder AMG Investments, LLC has submitted this shareholder proposal calling for the repeal of the company’s classified board structure and for the annual election of all directors. Currently, the board comprises three director classes, each of which serves a three-year term.
Proponent’s Position
The proponent cites two recent academic studies that found a significant positive relationship between governance practices that empower shareholders (such as declassifying the board) and company value. The proponent notes that Harvard Law School’s Lucian A. Bebchuk and Alma Cohen found evidence that staggered boards cause an economically meaningful reduction in the value of a company (“The Costs of Entrenched Boards,” Journal of Financial Economics, 2005). The other study referred to by the proponent, “The Powerful Antitakeover Force of Staggered Boards” (Stanford Law Review, 2002), concludes that a staggered board provides no countervailing benefit, such as a higher purchase price premium upon the sale of the company.
Management’s Response
Management states that the election of directors by classes assures that approximately two-thirds of the board will have prior experience with, and knowledge of, LNB. This provides needed continuity and solid knowledge of LNB’s business and the industry in which it operates. Management also contends that directors elected to a classified board are no less accountable or responsive to shareholders than they would be if elected annually.
ISS Analysis and Conclusion
Although a majority of U.S. public companies have classified boards, most that have emerged in the past decade were put into place at the time of initial public offerings. Managements argue that staggered boards provide continuity and stability, but empirical evidence has suggested that such a structure is not in shareholders’ best interests from a financial perspective. Specifically, staggered boards provide a potent antitakeover defense, particularly when coupled with a poison pill, by forcing unsolicited bidders to win two board elections in order to gain control of the company.
A 2002 study by three academics covering hostile bids between 1996 and 2000 showed that classified boards nearly doubled the odds of a target remaining independent. However, the findings revealed that a staggered board structure did not provide any countervailing benefits in terms of higher acquisition premiums. In fact, for the period covered, it resulted in the loss of $8.3 billion for target shareholders by impeding value-creating transactions without any offsetting increases in alternative transaction or stand-alone target returns. Similarly, a 2001 study found that over the period 1990 to 1999, firms with weak shareholder rights, including classified board structures, exhibited lower net profit margins and sales growth and made more capital expenditures and acquisitions than firms with a high degree of shareholder rights.
The ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis. A classified board can entrench management and effectively preclude most takeover bids or proxy contests. Board classification forces dissidents and would-be acquirers to negotiate with the incumbent board, which has the authority to decide on offers without a shareholder vote.

Vote FOR Item 1.	US Standard Policy

Item 2: Fix Number of Directors	AGAINST
This proposal submitted by AMG, seeks shareholder approval to amend the company’s charter such that the board would consist of not fewer than three nor more than nine directors. Currently, the number of members on LNB’s board is thirteen. We note that the dissident shareholder has nominated three directors and also seeks shareholder approval to remove ten of LNB’s incumbent directors.
If approved, this proposal would not, of itself, shorten the term of any incumbent LNB director. If this proposal is approved and so long as LNB’s board is divided into three classes of directors, then each class of directors will be reduced pro-rata over the next three years until there are no more than nine members of the board in total.
Given our lack of support for dissident proposal to remove incumbent directors, and the fact that the current by-laws limit the board size to 15, we recommend shareholders vote AGAINST Item 2.

Vote AGAINST Item 2.	US Standard Policy

Items 3.1-3.10: Remove Existing Directors; Terry D. Goode	AGAINST
Contest Summary
Company Name: LNB Bancorp, Inc.
Dissidents: AMG Investments, LLC
D&O ownership: 9 percent
Dissident ownership: 7 percent
Stakes: Dissident seeks three seats on a 13-member board (assuming existing board size). Dissident also proposes to reduce the board size to six by removing 10 incumbent directors.
Dissident’s concerns: 1) The company has performed poorly over the past several years and its financial results have deteriorated; 2) the company has not been responsive to the concerns of its shareholders; 3) the company is in disarray due to the high management turnover; and 4) CEO compensation is not linked to the company’s performance. Also, the company has failed to disclose the performance goals of its executive incentive plans.
Dissident’s plan: Dissident plans to improve the company’s performance and financial results. Dissident has not disclosed the details of its plan.
Management’s platform: 1) The company’s market share has increased in the Lorain County; 2) the company has opened new well performing offices; 3) the company expanded its investments beyond the Loraine County; 4) the company acquired Morgan Bank as a part of its strategic plan; 5) the company has performed well considering the weak state of the regional economy; 6) the company has seen progress in its assets quality; and 7) the company’s financial results have improved in the 3rd and 4th quarters of 2007.
Management’s plan: To continue to execute management’s strategic plan.
Solicitation costs/reimbursement: Dissidents expect to spend $100,000 in proxy solicitation expenses, of which $40,000 had been spent by the proxy filing date.
ISS Recommendation: Due to a) the company’s improved financial results in the 3rd and 4th quarters of 2007; b) better Total Shareholder Return (“TSR”) of company’s common stock relative to its peer with respect to 1-year and 3-year periods; and c) dissident’s lack of a strategic plan as an alternative to the management’s plan, we recommend that shareholders vote AGAINST the proposal to remove incumbent directors.
Background:
Business Summary
LNB Bancorp, Inc. (“LNB”) is a financial holding company headquartered in Lorain, Ohio. It derives substantially all of its revenue from its subsidiary, The Lorain National Bank. LNB provides a range of products and services to commercial customers and the community, and currently operates 22 banking centers throughout Lorain, eastern Erie, western Cuyahoga and Summit counties in Ohio.
The Dissident Shareholder
AMG Investments, LLC, (“AMG”) beneficially owns 330,000 shares or 4.5 percent of LNB. Each of Richard M. Osborne and Steven A. Calabrese, the managing members of AMG beneficially own an additional 90,000 shares of LNB. The dissident group, as a whole, beneficially owns 7.0 percent of the company.
At Stake
The dissident seeks three seats on LNB’s board. The dissident also submitted a proposal for removal of 10 incumbent directors. If all of the 10 directors are removed, only three of the incumbent directors will remain on the board. This will constitute a change in control with dissidents obtaining 50 percent of the seats, if elected.
The Special Meeting & Timeline
In a letter to LNB dated January 23, 2008, AMG requested that LNB call a special meeting of shareholders for the purposes described in its previous solicitation statement dated November 5, 2007. On January 31, 2008, AMG filed a preliminary proxy statement with the SEC. AMG’s preliminary proxy statement contained seven proposals to be voted upon at the special meeting, some of which were different than the proposals set forth in AMG’s request for the special meeting and its solicitation statement. LNB contends that under Ohio law and the relevant provisions of LNB’s Amended Code of Regulations, LNB is obligated to call the special meeting only for those purposes specified in AMG’s formal request letter of January 23, 2008 and its solicitation statement. LNB further contends that any proposals other than those set forth in the management’s ballot in connection with the special meeting will be disregarded in their entirety.
On February 26, 2008, AMG filed suit against LNB with respect to LNB’s proxy solicitation for the special meeting. AMG asked the court to issue a temporary restraining order prohibiting LNB from making any statement to its shareholders that LNB will disregard or otherwise not count any votes submitted on the proposals of AMG, as defined in AMG’s Notice of Special Meeting dated February 14, 2008. In addition, AMG’s complaint asked for a preliminary and permanent injunction declaring that LNB has violated Section 14 (a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9, declaring that LNB has violated Ohio Revised Code and compelling LNB to (1) modify the agenda of the special meeting to include only AMG’s proposals, (2) to conform its proxy statement to only AMG’s proposals and 3) to count all of the proxies from AMG. On February 28, 2008, the court issued an order denying AMG’s motion for a temporary restraining order.
ISS notes that according to the management’s proxy, vote required to approve Item 1 and Item 2 is 75 percent of the outstanding common shares, whereas according to the dissident’s proxy, required vote to approve these items is two-thirds of outstanding shares.
Dissident’s Position
Poor Performance
Dissidents contend that the company’s financial condition has deteriorated over past several years. Dissidents highlight the decline in the company’s net income (NI) by 28 percent, earnings per share (EPS) by 32 percent, return on average assets (ROAA) by 45 percent and return on equity (ROE) by 38 percent from 2003 to 2007. During the same period, company’s total non-performing loans increased by 110 percent, efficiency ratio increased by 12 percent and dividend pay-out ratio increased from 59.9 percent in 2003 to 91.3 percent in 2007. Dissidents contend that such high dividend payout leaves fewer dollars to reinvest in growth. Dissident notes that from 2005 to 2007, during CEO Daniel E. Klimas’ tenure, financial results of the company have seen no improvement and continued to deteriorate.
According to a recent survey of Ohio banks prepared by the investment banking firm Stifel Nicolaus, LNB compares poorly to other Ohio banks with respect to key performance indicators such as ROAA, ROAE, efficiency ratio and the ratio of non-performing assets to assets.
LNB’s highest stock price over the last three years occurred on January 3, 2005 ($20.30 per share) and its low, occurred on January 21, 2008 ($12.99). LNB’s market cap has declined over $27 million or 20.0 percent during this period, despite the additional issuance of shares in the Morgan Bank acquisition.
Additionally, dissident states that LNB avoided reporting a $1.2 million loss in the first quarter of 2007 by virtue of its adoption of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The company then reclassified the same securities from available-for-sale mortgage-backed securities to trading securities, allowing LNB to report a gain in earnings of $473,000 for the first quarter of 2007, thus inflating earnings.
Governance Concerns
Dissidents contend that LNB’s board and management are not responsive to the concerns of the company’s shareholders. According to the dissident, LNB rejected the proposal of Gerald R. Armstrong, a shareholder, to eliminate the company’s staggered board structure.
Another concern raised by the dissident is that at year-end 2006 the bank had outstanding loans to related parties of almost $25 million, representing nearly 4 percent of LNB’s net loan portfolio. Dissident contends that Sharon L. Churchill, LNB’s CFO, failed to respond to AMG’s inquiries regarding LNB’s adoption of SFAS No. 159 and provisions for loans provided by LNB to its directors and officers.
Management Issues
The dissident argues that in the last few years, there has been “rampant turnover” in LNB’s executive management. Since January 1, 2005, LNB has seen two new CEOs and two new CFOs. LNB appointed a new chief financial officer in March 2007 and appointed the former CFO, Terry M. White, to the position of chief operating officer. Mr. White announced on January 15, 2008 that he was resigning from the company.
Dissident contends that there is a disconnect between the compensation of Daniel E. Klimas, LNB’s CEO, and the company’s financial performance. While the company’s net income fell approximately 15 percent during 2006 and increased only by $88,000 or 1.6 percent during 2007, Mr. Klimas was awarded bonuses of $105,000 and $100,000, respectively under the company’s 2006 and 2007 CEO long term incentive plan. Dissidents contend that the incentive plans are vague, based on subjective performance goals and note that the 2007 Chief Executive Officer Long Term Incentive Plan, which covers fiscal 2007 was adopted in January 2008.
Dissidents’ Plans
•   Reduce the company’s board to reflect the size of the company;
•   Eliminate the classified board structure; and
•   Remove ten of the current directors and replace them with individuals having significant business and banking experience.
Management’s Position
In response to dissidents claim, LNB contends that it has a strategic plan in place to improve performance, and the success of this strategy has been demonstrated by LNB’s bottom line performance during the second half of fiscal 2007. The company anticipates that the strategic plan will enhance the shareholder value over the long-term.
Change in Control Payments
LNB states that if 10 of incumbent directors are removed and all three of AMG’s director nominees are elected, a “change in control” will occur under certain employment agreements. The company contends that a change in control may trigger payments and acceleration of benefits under these agreements which would result in increased costs and expenses to the company.
Board Control
The company contends that if AMG and its managing members who together own 7.0 percent of LNB’s shares, were to succeed, their nominees would control half of LNB’s board, which would facilitate their ability to take effective control of LNB. AMG and its managing members have not offered to purchase a controlling interest in LNB, nor offered to pay LNB shareholders any premium for the privilege of having their nominees control half of LNB’s board.
Market Share
LNB states that its market share in Lorain County, as per FDIC data as of June 30, 2007, improved to 19.49 percent from 18.96 percent in June 2006 — ranking second in the county. LNB contends that over the past 20 months it has made investments in people, technology and facilities which are now largely complete, and would help improve profitability.
Strategic Office Expansion
The company contends that its new banking offices in Elyria and North Ridgeville have met expectations with good core deposit and loan growth. The new Elyria office has generated approximately $2.2 million in loans and $12.3 million in deposits since opening in January 2007. The North Ridgeville office has been open for about a year, and has approximately $9.8 million in loans and $8.3 million in deposits. These two offices are positioned in areas that have the best loan and deposit growth prospects in Lorain County.
Similarly, LNB invested in a business development office in Independence, Ohio in Cuyahoga County. This office produced approximately $32 million in commercial loan production in fiscal year 2007. In addition, this office has treasury management product offerings that allow the company to service new business segments that were not previously available to LNB. Further, LNB relocated its Westlake loan production office to a more visible location in Avon, Ohio. This office specializes in commercial real estate, and had loan production of $50 million through December 31, 2007.
Morgan Bank Acquisition
LNB made its first bank acquisition in many years with the acquisition of Morgan Bancorp and its subsidiary, Morgan Bank, in the second quarter of 2007. The company contends that the merger helped broaden LNB’s market, and provides a strong client base and the potential for solid growth in all balance sheet components. The post-acquisition integration was completed in the fourth quarter of 2007, and all anticipated expense savings were recognized with the final data conversion in December 2007. With the addition of Morgan Bank, LNB surpassed $1 billion in total assets. LNB is optimistic about Morgan Bank which serves a high-growth, affluent market in Summit County (Hudson, Ohio). LNB has also successfully introduced a number of new products and services in that market.
Better Asset Performance in a Weak Regional Economy
The company says that it has been challenged by the impact of the weak regional economy, and that most banks in the area have recognized much larger losses and credit quality issues in 2007. LNB’s asset quality issues have been limited and restricted to long-term commercial loan customers. Also, LNB has seen progress in asset quality in the second half of 2007. LNB’s mortgage loan business made positive contributions to LNB’s results in 2007 as opposed to the case with many other banking companies.
Improved Financial Performance
As evidence of improved financial performance, the company notes the following:
•	Net income was $1,673,000 for the third quarter of 2007 and $1,668,000 for the fourth quarter, an increase of 18 percent and 81.7 percent, respectively, compared to the same periods in 2006. In the second half of 2007, net income increased 54 percent compared to the first half of 2007;

•	Net interest income totaled $7.8 million for the third quarter of 2007 and $7.8 million for the fourth quarter, increases of $508,000 and $927,000, respectively, compared to the same periods in 2006;

•	Non-interest income increased $551,000 or 22.5 percent for the third quarter of 2007 and $273,000 or 9.7 percent for the fourth quarter, compared to the same periods in 2006;

•	Non-performing loans in the fourth quarter of 2007 declined $2 million, or 15.5 percent, from the fourth quarter of 2006;

•	Despite the negative impact of overall conditions in the real estate industry, LNB’s mortgage loan and home equity businesses are performing well;

•	The Morgan Bank merger has had a positive impact on LNB’s scale and the expense savings anticipated from the integration have been achieved;

•	Credit quality showed improvement in large part due to the additional controls LNB implemented over the credit administration process at the end of 2006 and through 2007; and

•	LNB continues to benefit from the investments made in people, technology and facilities over the past 20 months.
ISS Analysis
When analyzing proxy contests, ISS focuses on two central questions: (1) Have the dissident’s demonstrated that change is warranted at the company, and if so, (2) will the dissidents be better able to effect such change versus the incumbent board?
When dissidents seek board control, ISS requires from the dissidents a well-reasoned and detailed business plan (including the dissidents’ strategic initiatives), a transition plan that describes how the change in control of the company will be effected, and the identification of a qualified and credible new management team. ISS compares the detailed dissident plan against the incumbents’ plan and the dissidents’ proposed board and management team against the incumbent team in order to arrive at our vote recommendation.
The dissident has proposed three director nominees on a 13-member board (based on existing board size). However, assuming dissident’s proposal to remove 10 incumbent directors is approved and the three dissident nominees are elected, dissident would have 50 percent board representation. In cases where the dissidents are seeking significant board representation, the burden of proof on the dissidents is higher. Thus, ISS will require that dissidents demonstrate that change is needed and that the dissident slate would be able to enhance shareholder value by implementing their plan at the company.
ISS spoke with both the company and the dissident to gain a better understanding of their respective positions. We believe the key issues are as follows:
Management Issues
With respect to performance awards for the executive officers, ISS prefers that a compensation committee establish and fully disclose the performance goals in a timely manner. In this case, LNB approved the grant of an incentive award to Daniel E. Klimas under the 2007 Chief Executive Officer Long Term Incentive Plan in February 2008. The company also failed to disclose the performance goals under which such awards are granted. ISS supports the dissidents argument that the company should disclose the performance goals and that the amount of bonus or other incentive awards should be linked to the company’s performance.
Regarding, potential change in control payments if dissidents get 50 percent board representation, ISS notes that such payments would be triggered only if an officer’s employment is terminated by LNB without cause or by the officer for good reason following a change in control. AMG states that it has no current intentions to terminate any of the officer’s employment.
With regards to dissident’s concerns about the LNB’s high management turnover, ISS notes that Daniel E. Klimas, the current CEO of the company, assumed this position on February 7, 2005. Previously, he served at Huntington National Bank as president of its Northern Ohio region. Mr. Klimas succeeded James F. Kidd who became the interim CEO, after retirement of Gary C. Smith as the CEO on March 10, 2004. Gary C. Smith worked as the CEO of LNB from 2000 to 2004. Excluding James F. Kidd term as the interim CEO, we note that the company has not suffered from significant management turnover.
Governance
AMG submitted a shareholder proposal calling for the repeal of the company’s classified board structure and for the annual election of all directors. Currently, the board comprises three director classes, each of which serves a three-year term. AMG also submitted a proposal to amend the company’s charter to reduce the vote requirement for removal of directors from 75 percent to majority of the shares. ISS supports the elimination of the classified board structure and amending the charter/bylaws with respect to removal of directors.
Company Performance and the Strategic Plan
The company’s strategic plan involves continuing to gain market share in Lorain County as well as expanding into the contiguous counties. The company notes that there are more small businesses in Cuyahoga County compared to Loraine County and that company’s business development office in the region produced approximately $32 million in commercial loan production in fiscal 2007. We note that this represents 22.4 percent of the increase in net loans between September 30, 2006 and September 30, 2007. We believe that the management’s strategy seems to be yielding favorable results as reflected in strong financial performance during second half of 2007. For instance, in 3rd and 4th quarter of 2007, LNB’s net income rose by 18 percent and 81.7 percent, while its net interest income increased by 6.8 percent and 13.5 percent, respectively, over the corresponding period of 2006.
LNB’s Stock Performance
ISS compared the stock performance of the company with that of its peer group. The peer group companies consist of banks and thrifts operating in Northeast Ohio, and more specifically in and near major cities such as Cleveland, Lakewood, Euclid, Lorain, Akron, Youngstown and Canton.
For the peer group comparison, ISS calculated the 1-year, annualized 3-year and annualized 5-year total stockholder returns (TSR) of the company and its peers for the respective periods ending February 29, 2008. We note that the company underperformed its peer group only with respect to the 5-year period. However, more recent data suggests that the company outperformed its peers in terms of 1-year and 3-year TSRs. For instance, LNB’s 1-year TSR of negative 6.9 percent significantly outperformed its peer group which had an average TSR of negative 34.5 percent.

Company Name	MktCap(mil)	TSR1Y(%)	TSR3Y(%)	TSR5Y(%)
National City Corp	10,054.4	-55.82	-20.19	-6.61
KeyCorp	8,572.9	-38.44	-8.75	2.78
FirstMerit Corp	1,510.6	-7.31	-5.73	3.62
First Place Financial CP/DE	2,01.3	-39.10	-12.34	-2.90
United Community Financial Corp	166.8	-45.64	-17.76	-5.49
First Citizens Bancorp	79.5	-20.95	-9.29	-8.58
Average		-34.54	-12.34	-2.86
LNB Bancorp	94.8	-6.92	-8.08	-5.81
Dissidents’ Lack of an Action Plan
While ISS recognizes that dissident nominees have relevant industry information and have raised concerns about the poor financial performance of the company, they have not presented a detailed plan to improve the company’s performance. Similarly, the dissidents have not proposed any specific strategic recommendations for the company or suggestions to augment the management’s current plan. Although it is difficult for ISS to ascertain the future success of management’s strategy, we note that the company’s financial results in the 3rd and 4th quarters of 2007 show substantial improvement over 2006 performance. Similarly, as noted above, the company’s stock price has outperformed its peers over the 1-year and 3-year periods.
Conclusion
Based on our discussions with the company and the dissident, and in particular, a) the company’s improved financial results in the 3rd and 4th quarters of 2007 signaling the effectiveness of the management’s strategic plan; b) better TSRs of company’s common stock relative to its peer with respect to 1-year and 3-year periods; and c) the dissident’s lack of a better strategic plan as an alternative to the management’s plan, we believe that removal of incumbent directors is not in warranted. As such, we recommend that shareholders vote AGAINST the proposal to remove incumbent directors.

Vote AGAINST Items 3.1-3.10.	US Standard Policy

Item 3.11: Remove Any Other Person Elected or Appointed to the Board of Directors of LNB since February 5, 2008 to fill Any Vacancy or Any Newly-created Directorship	AGAINST
Given that ISS does not support the removal of incumbent directors, we recommend shareholders vote AGAINST this proposal. Please see Item 2 for details.

Vote AGAINST Item 3.11.	US Standard Policy

Items 4.1-4.3: Elect Directors	WITHHOLD
Given that ISS does not support the removal of incumbent directors, we also do not support the election of the dissident directors. Please see Item 2 for details.

WITHHOLD a vote on Items 4.1-4.3.	US Standard Policy

Item 5: Adjourn Meeting	AGAINST
Dissident seeks authority to adjourn the meeting if the purpose of soliciting additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve AMG’s proposals.
In this case, shareholders already have enough information to make their vote decisions.
Once their votes have been cast, there is no justification for spending more money to continue pressing shareholders for more votes.

Vote AGAINST Item 5.	US Standard Policy

Item 6: To Oppose any Proposal by LNB to Adjourn or
Postpone the Special Meeting, if necessary, for the
Purpose of Soliciting Additional Proxies in the Event that
there are not Sufficient Votes at the time of the Special
Meeting to Defeat AMG’s proposals	AGAINST
Dissident seeks authority to preclude adjournment of the meeting by the management in the event that there are not sufficient votes at the time of the special meeting to defeat AMG’s proposals.
Given our support for the incumbent directors (please see Item 3 for details), we believe that the management should have the right to adjourn the meeting. As such, we recommend shareholders vote AGAINST this proposal, which restricts management’s ability to adjourn the meeting.

Vote AGAINST Item 6.	US Standard Policy

Dissident Proxy (Blue Card)

Item 1: Declassify the Board of Directors	DO NOT VOTE

Do Not Vote Item 1.	US Standard Policy

Item 2: Fix Number of Directors	DO NOT VOTE

Do Not Vote Item 2.	US Standard Policy

Item 3: Amend Articles/Bylaws/Charter — Removal of Directors	DO NOT VOTE

Do Not Vote Item 3.	US Standard Policy

Items 4.1-4.10: Remove Existing Director Terry D. Goode	DO NOT VOTE

No vote required for Items 4.1-4.10.	US Standard Policy

Item 4.11: Remove Any Other Person Elected or Appointed to the Board of LNB since February 5, 2008 to fill Any Vacancy or Any Newly-created Directorship	DO NOT VOTE

Do Not Vote Item 4.11.	US Standard Policy

Item 5: Elect Directors: Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith	DO NOT VOTE

Do Not Vote Item 5.	US Standard Policy

Item 6: Adjourn Meeting	DO NOT VOTE

Do Not Vote Item 6.	US Standard Policy

Item 7: To Oppose any Proposal by LNB to Adjourn or Postpone the Special Meeting, if necessary, for the Purpose of Soliciting Additional Proxies in the Event that there are not Sufficient Votes at the time of the Special Meeting to Defeat AMG?s proposals
DO NOT VOTE

Do Not Vote Item 7.	US Standard Policy

Additional Information and Instructions
LNB Bancorp, Inc.
457 BROADWAY
LORAIN OH 44052-1769
800-860-1007
Solicitor: Mackenzie Partners, Inc.
Security ID:502100100 (CUSIP)
This proxy analysis and vote recommendation have not been submitted to, nor received approval from, the United States Securities and Exchange Commission or any other regulatory body. While ISS exercised due care in compiling this analysis, we make no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assume no liability with respect to the consequences of relying on this information for investment or other purposes. In particular, the research and voting recommendations provided are not intended to constitute an offer, solicitation or advice to buy or sell securities.
ISS is a wholly-owned subsidiary of RiskMetrics Group, Inc. (RMG), a provider of financial risk management analytics and solutions.
This issuer may be a client of ISS, ICS, or ISS’ parent company, RMG, or the parent of, or affiliated with, a client of ISS, ICS, or RMG. ISS may in some circumstances afford issuers, whether or not they are ICS clients, the right to review draft research analyses so that factual inaccuracies may be corrected before the recommendations are finalized. Control of research analyses and voting recommendations remains, at all times, with ISS.
One, or more, of the proponents of a shareholder proposal at the upcoming meeting may be a client of ISS, ICS or ISS’ parent company, RMG, or the parent of, or affiliated with, a client of ISS, ICS or RMG. None of the sponsors of the shareholder proposal(s) played a role in preparing this report.
Three of RMG’s largest stockholders, General Atlantic, Spectrum Equity Investors, and Technology Crossover Ventures, are private equity investors whose business activities include making equity and debt investments in public and privately-held companies. In addition, RMG has other smaller stockholders who may make equity investments in public and privately-held companies. As a result, from time to time one or more of RMG’s stockholders or their affiliates (or their representatives who serve on RMG’s Board of Directors) may hold securities, serve on the board of directors and/or have the right to nominate representatives to the board of a company which is the subject of one of ISS’ proxy analyses and vote recommendations. We have established policies and procedures to restrict the involvement of any of RMG’s non-management stockholders, their affiliates and board members in the editorial content of our analyses and vote recommendations.
Institutional Shareholder Services Europe SA (“ISS Europe”) is a wholly-owned subsidiary of ISS. Jean-Nicolas Caprasse, the managing director of ISS Europe, is a non-executive partner of Deminor International SCRL (“International”), a company which provides active engagement and other advisory services to shareholders of both listed and non-listed companies. As a result, International may be providing engagement services to shareholders of a company which is the subject of one of our analyses or recommendations or otherwise working on behalf of shareholders with respect to such a company. As a non-executive partner of International, Mr. Caprasse is not involved in the engagement and other services provided to the clients of International. International has no role in the formulation of the research policies, reports and vote recommendations prepared by ISS or ISS Europe. Mr. Caprasse will benefit financially from the success of International’s business in proportion to his partnership interest.
Neither RMG’s non-management stockholders, their affiliates nor RMG’s non-management board members are informed of the contents of any of our analyses or recommendations prior to their publication or dissemination.
LNB Bancorp, Inc.
March 7, 2008
© 2008, Institutional Shareholder Services Inc. All Rights Reserved. The information contained in this ISS Proxy Analysis may not be republished, broadcast, or redistributed without the prior written consent of Institutional Shareholder Services Inc.

ISS Governance Services US Proxy Advisory Services Publication Date : March 7, 2008
Company Info

Ticker	LNBB
Meeting	Proxy Contest
March 18, 2008
Record Date	February 15, 2008
Incorporated	Ohio
Bank holding company (GICS:40101015 )

Shares Held on Record Date
Shares Voted
Date Voted
Shareholder Returns

	1 yr%	3 yr%	5 yr%
Company	-4.26	-6.07	-0.31
Russell 3000	3.30	6.98	11.65
GICS peers	-2.82	11.02	18.69
Annualized shareholder returns. Peer group is based on companies inside the same “General Industry Classification System” code
CGQ Rating

Index Score	72.9
Industry Score	52.8
LNBB outperformed 72.9% of the companies in the CGQ Universe and 52.8% of the companies in the Banks group.
ISS calculate governance rankings for more than 8,000 companies worldwide based on up to 63 corporate governance variables.
LNB Bancorp, Inc.
Recommendations — US Standard Policy

Item	Code*	Proposal	Mgt. Rec.	ISS Rec.	VOTED
Management Proxy (Gold Card)
1	S0201	Declassify the Board of Directors	AGAINST	FOR
2	S0222	Fix Number of Directors	AGAINST	AGAINST
3.1	S0214	Remove Existing Director Terry D. Goode	AGAINST	AGAINST
3.2	S0214	Remove Existing Director James R. Herrick	AGAINST	AGAINST
3.3	S0214	Remove Existing Director Kevin C. Martin	AGAINST	AGAINST
3.4	S0214	Remove Existing Director Benjamin G. Norton	AGAINST	AGAINST
3.5	S0214	Remove Existing Director John W. Schaeffer	AGAINST	AGAINST
3.6	S0214	Remove Existing Director Robert M. Campana	AGAINST	AGAINST
3.7	S0214	Remove Existing Director James F. Kidd	AGAINST	AGAINST
3.8	S0214	Remove Existing Director Daniel E. Klimas	AGAINST	AGAINST
3.9	S0214	Remove Existing Director Jeffrey F. Riddell	AGAINST	AGAINST
3.10	S0214	Remove Existing Director Donald F. Zwilling	AGAINST	AGAINST
3.11	S0214	Remove Any Other Person Elected or Appointed to the Board of Directors of LNB since February 5, 2008 to fill Any Vacancy or Any Newly-created Directorship	AGAINST	AGAINST
4.1	S0299	Elect Director Richard M. Osborne	WITHHOLD	WITHHOLD
4.2	S0299	Elect Director Daniel G. Merkel	WITHHOLD	WITHHOLD
4.3	S0299	Elect Director Thomas J. Smith	WITHHOLD	WITHHOLD
5	M0617	Adjourn Meeting	AGAINST	AGAINST
6	M0617	To Oppose any Proposal by LNB to Adjourn or Postpone the Special Meeting, if necessary, for the Purpose of Soliciting Additional Proxies in the Event that there are not Sufficient Votes at the time of the Special Meeting to Defeat AMG’s proposals	AGAINST	AGAINST

			Diss. Rec.	ISS Rec.	VOTED
Dissident Proxy (Blue Card)
1	S0201	Declassify the Board of Directors	FOR	Do Not Vote
2	S0222	Fix Number of Directors	FOR	Do Not Vote
3	S0234	Amend Articles/Bylaws/Charter — Removal of Directors	FOR	Do Not Vote
4.1	S0214	Remove Existing Director Terry D. Goode	FOR	Do Not Vote
4.2	S0214	Remove Existing Director James R. Herrick	FOR	Do Not Vote
4.3	S0214	Remove Existing Director Kevin C. Martin	FOR	Do Not Vote

			Diss. Rec.	ISS Rec.	VOTED
4.4	S0214	Remove Existing Director Benjamin G. Norton	FOR	Do Not Vote
4.5	S0214	Remove Existing Director John W. Schaeffer	FOR	Do Not Vote
4.6	S0214	Remove Existing Director Robert M. Campana	FOR	Do Not Vote
4.7	S0214	Remove Existing Director James F. Kidd	FOR	Do Not Vote
4.8	S0214	Remove Existing Director Daniel E. Klimas	FOR	Do Not Vote
4.9	S0214	Remove Existing Director Jeffrey F. Riddell	FOR	Do Not Vote
4.10	S0214	Remove Existing Director Donald F. Zwilling	FOR	Do Not Vote
4.11	S0214	Remove Any Other Person Elected or Appointed to the Board of LNB since February 5, 2008 to fill Any Vacancy or Any Newly-created Directorship	FOR	Do Not Vote
5	S0299	Elect Directors: Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith	FOR	Do Not Vote
6	M0617	Adjourn Meeting	FOR	Do Not Vote
7	M0617	To Oppose any Proposal by LNB to Adjourn or Postpone the Special Meeting, if necessary, for the Purpose of Soliciting Additional Proxies in the Event that there are not Sufficient Votes at the time of the Special Meeting to Defeat AMG? s proposals	FOR	Do Not Vote

*S	indicates shareholder proposal